[LETTERHEAD OF ISOLAGEN, INC.]

August 2, 2007

Mr. Todd E. Hardiman

Associate Chief Accountant

Division of Chief Accountants Office

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549

Re:                             Isolagen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 16, 2007
File No. 001-31564

Dear Mr. Hardiman,

I am in receipt of a fax dated July 16, 2007 from Mr. Jim Rosenberg.  For your convenience, we have repeated the SEC comment prior to our response in italics.

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.             As your auditor has relied on the report of another auditor, please include the signed report of the other auditor, as it should have been included in your filing.  Please refer to Rule 2-05 of Regulation S-X.  Further, please ensure that the revised audit report makes reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed as the reports will have been reissued subsequent to the issuance of PCAOB Auditing Standard No. 1.

Company Response:  Our current auditors, BDO Seidman LLP, have audited the past three full fiscal years of our consolidated financial statements.  As such, we have three full years of audited income statement and cash flows, as well as two full years of audited consolidated balance sheets (or all of the balance sheets which are required to be presented).  As a result, our current auditors have audited the majority of the cumulative portion of our financial statements.  For instance, of our cumulative consolidated income statement, the last three audited years represent greater than 73% coverage, and of our cumulative consolidated cash flow statement, the last three audited years represent approximately 80% coverage.

Under SEC Regulation S-X Rule 2-05, we would be required to obtain, at further cost to the Company, the prior auditors’ opinion and related consent for as long as we remain a development stage company, no matter how small this historical period’s financial results are as compared to the consolidated cumulative amounts.  Accordingly, given that we have three full years of audited consolidated financial statements and that these three years of audited consolidated financial statements represent the large majority of the cumulative amounts, we believe that the cost to obtain the prior auditors’ opinion related to the years prior to 2004 would not be in the best interest of the Company or, more importantly, its shareholders.

Given our unique facts with respect to this matter and our three years of audited consolidated financial statements, we respectfully request that the SEC consider these facts and waive its requirement related to SEC Regulation S-X Rule 2-05, or alternatively, to permit us to label our cumulative amounts as unaudited in our consolidated financial statements.

Furthermore, please be advised of the following:

The Company represents to the Commission that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing, (b) staff comments or changes to the disclosure in the filing do not foreclose the Commission from taking any action with respect to the filing, and (c) it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (805) 215-0325 or Todd Greenspan at (484) 713-6022.

Kind regards.

Yours sincerely,

/s/ Declan Daly

Declan Daly,

Chief Financial Officer

cc:                                 Todd Greenspan,
Vice President of Finance and Corporate Controller